

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Bruce McClelland
President and Chief Executive Officer
Ribbon Communications Inc.
6500 Chase Oaks Boulevard, Suite 100
Plano, Texas 75023

> **Re: Ribbon Communications Inc.**
> **Registration Statement on Form S-3**
> **Filed September 14, 2022**
> **File No. 333-267415**

Dear Mr. McClelland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Betty Linkenauger Segaar, Esq.